UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28605 / January 16, 2009

|  |  |
|---|---|
| In the Matter of | ) |
|  | ) |
|  | ) |
| CITIGROUP GLOBAL MARKETS INC. | ) |
| 787 Seventh Avenue, 32$^{nd}$ Floor | ) |
| New York, NY 10019 | ) |
|  | ) |
| CEFOF GP I CORP. | ) |
| 388 Greenwich Street | ) |
| New York, NY 10013 | ) |
|  | ) |
| CELFOF GP CORP. | ) |
| 388 Greenwich Street | ) |
| New York, NY 10013 | ) |
|  | ) |
| CITIBANK, N.A. | ) |
| 399 Park Avenue | ) |
| New York, NY 10043 | ) |
|  | ) |
| CITIGROUP ALTERNATIVE INVESTMENTS LLC | ) |
| 731 Lexington Avenue, 28$^{th}$ Floor | ) |
| New York, NY 10022 | ) |
|  | ) |
| CITIGROUP INVESTMENT ADVISORY SERVICES INC. | ) |
| 787 7$^{th}$ Avenue, 15$^{th}$ Floor | ) |
| New York, NY 10019 | ) |
|  | ) |
| CITIGROUP CAPITAL PARTNERS I GP I CORP. | ) |
| CITIGROUP CAPITAL PARTNERS I GP II CORP. | ) |
| 388 Greenwich Street | ) |
| New York, NY 10013 | ) |
|  | ) |
| (812-13615) | ) |
|  | ) |

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

Citigroup Global Markets Inc. ("CGMI"), CEFOF GP I Corp., CELFOF GP Corp., Citibank, N.A., Citigroup Alternative Investments LLC, Citigroup Investment Advisory Services Inc., Citigroup Capital Partners I GP I Corp. and Citigroup Capital Partners I GP II Corp. (collectively, "Applicants") filed an application on December 23, 2008 requesting temporary and permanent orders under section 9(c) of the Investment Company Act of 1940 ("Act") exempting Applicants and any other company of which CGMI is or hereafter becomes an affiliated person (together with Applicants, "Covered Persons") from section 9(a) of the Act with respect to an injunction entered by the United States District Court for the Southern District of New York on December 23, 2008.

On December 23, 2008, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 28572) until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the prohibitions of section 9(a) as applied to the Applicants would be unduly and disproportionately severe and the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application filed by Citigroup Global Markets Inc. et al. (File No. 812-13615), that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction, described in the application, entered by the United States District Court for the Southern District of New York on December 23, 2008.

By the Commission.


Elizabeth M. Murphy
Secretary